                                                        Filed by Ziff-Davis Inc.
                           Pursuant to Rule 425 Under the Securities Act of 1933

                                               Subject Company:  Ziff-Davis Inc.
                                                 Commission File No.:  001-14055

FOLLOWING IS THE COMPLETE TRANSCRIPT OF A CALL WITH ANALYSTS, REPLAYS OF WHICH HAVE BEEN MADE AVAILABLE VIA TELEPHONE AND INTERNET.


                                      ZDNET

                           Moderator: Robert Borchert
                                 August 2, 2000
                                   5:00 pm CT


Operator:                     Good day. My name is Stephanie and I will be your
                              conference facilitator today. At this time, I would like to welcome everyone to the ZDNet Second
                              Quarter Announcement for your earnings release conference call. All lines have been placed on mute to prevent any background noise.

                              After the speaker's remarks, there will be a question and answer period. If you would like to ask a question during this time, simply press the number 1 on your keypad and questions will be taken in the order that they are received. If you would like to withdraw your question, press the pound key.

                              The leaders (sic) of today's call is Mr. Dan
                              Rosensweig, President and CEO of ZDNet. At this time I would like to introduce Robert Borchert, Vice President of Investor Relations at ZDNet. Thank you, gentlemen. You may begin your conference.

Robert Borchert:              Thank you, Stephanie. This afternoon, before we
                              start the formal comments, I'd like to introduce the participants on our conference call, Dan
                              Rosensweig, CEO of ZDNet, Art Fatum, our Chief
                              Financial Officer, as well as Massimo De Nadai, our VP of Finance.

                              Before handing the call off to our management team to review ZDNet's financial results and operating highlights, I'd like to read a brief Safe Harbor disclosure. During this conference call, ZDNet may make forward-looking statements that are subject to risks and uncertainties. Although we believe that the expectations reflected in our forward-looking statements are reasonable, actual results could differ materially from those expectations. Important cautionary statements and risk factors that would affect actual results are discussed in materials filed by Ziff-Davis with the Securities and Exchange Commission including under the caption Risk Factors in the Ziff-Davis, Inc. proxy statement dated February 7, 2000 and any other subsequent filings with the SEC. Holders of ZD Group stock and ZDNet stock are common stockholders of Ziff-Davis, Inc. and are subject to risks associated with an investment in Ziff-Davis, Inc. and all of its businesses assets and liabilities.

                              Ziff-Davis and CNET will be filing with the SEC a proxy statement and other relevant documents concerning their planned merger. We urge you to read the proxy statement prospectus and any other relevant documents to be filed with the SEC because they contain important information. You will be able to obtain these documents free of charge at the SEC's Web site, www.sec.gov. You may also inspect documents filed with the SEC by Ziff-Davis at the Office of the New York Stock Exchange, 20 Broad Street, New York, New

                              York, 10005. The joint news announcement released on July 19, 2000 relating to the merger contains information regarding the participants in the proxy solicitation and their ownership of Ziff-Davis and CNET stock.

Dan Rosensweig:               Thanks, Robert, and good afternoon everybody.

                              It's always a pleasure to talk about a great quarter. And we feel excited about our numbers and our metrics and how we've been fulfilling on our promise to be the world's leading destination for people who want to buy, learn about or use technology.

                              Most of you probably already know and have read the announcement that ZDNet expects to merge with the CNET Networks before the end of the year. And the proposed merger has been extremely well received by employees, as well as our business partners, marketers, analysts and investors.

                              In fact, Shelby Bonnie and I spent the last week and a half or so on the road speaking to many of the top investors in both ZDNet and CNET. And the story is being extremely well received, mostly because the story really is highlighted by some of the following statistics that we think are very exciting.

                              First, together, the two companies would become the eighth largest Web site in the US with over 16 million unique monthly visitors.

                              We'll also be a global leader in providing technology information and related services to businesses and individuals across multiple platforms.

                              We'll be a worldwide company with operations in over 23 countries and 16 languages.

                              And we will leverage two of the most trusted
                              Internet brands in providing information, guidance and pricing as part of the purchase decision for technology products and services all around the world and throughout the supply chain.

                              The merger of these two leading new media companies, both of which are profitable, will allow us to focus on creating informed marketplaces within the most important category driving today's global business.

                              Together, we expect to create interactive information platforms that connect and serve corporate customers and end-users as well as manufacturers, distributors and resellers through the development of efficient marketplaces all down the IT supply chain.

                              I'll explain more of that in detail later in the call. Now though, I just want to briefly review some of the highlights of ZDNet's second quarter, which I think will reinforce ZDNet's growth patterns and the vitality of the technology new media marketplace. Our results and those of CNET really highlight just how big and vital this market truly is.

                              For Q2, this marks ZDNet's eighth consecutive quarter of operating profitability. Art Fatum, ZDNet's CFO, will run through the numbers and the specific metrics. But let me preface that by saying that during the quarter ZDNet realized significant growth in average daily page views, revenue yield per 1000 pages and the number of marketing partners doing business with ZDNet around the world.

                              Let me turn it over to Art, who will take you through a detailed review of the financial performance and operating metrics for the quarter. Afterwards, I'll go through the business highlights and get into a further discussion about the pending ZDNet/CNET merger before taking any of your questions.

Arthur Fatum:                 Thanks, Dan, and good afternoon to those of you
                              joining us on the call.

                              As Dan just indicated, our second quarter results underscore the vibrancy of ZDNet's business model as we delivered another quarter of record revenue and profitability.

                              Our results also highlight the key strengths of the combination of ZDNet and CNET -- things like growth, profitability, reach, critical mass and global presence -- and sets the stage for a new business model to be developed in the months and years to come.

                              Quarterly net revenue for ZDNet was $39.2 million, some 71% greater than the second quarter of last year. Revenues from business segments other than ad banners and buttons comprised approximately 30% of total revenue, similar to our Q1 revenue percentage and up substantially from about 10% a year ago.

                              On a sequential basis, second quarter revenue increased 9%, providing a tremendous base for us as we move into the seasonally strong latter part of the year.

                              ZDNet continues to experience growth and success similar to other top tier specialized and focused Internet properties that receive the attention and lion's share of dollars spent by marketers on the Web.

                              Other critical business metrics also demonstrated our strong performance. In the second quarter we had a record 603 advertisers, up 40% from Q2 of last year. The average spending for advertiser in the quarter grew 31% over the prior year to $65,000.

                              We continue to derive the great majority of our revenues from traditional technology and consumer companies, names like Dell and Gateway, Oracle, CDW, Semantic, Network Associates, MasterCard, Fidelity Investments. Our dependence on spending by smaller dot-com companies remains low at about 20% or so of our total revenue.

                              With respect to net yield, our revenue per 1000 pages grew 10% to $28.81 compared with the same quarter last year. This is, of course, in addition to traffic growth that reached an average of 14.4 million daily pages, 63% more than the second quarter of last year.

                              Our operating efficiency is reflected by our gross margin of 62.4%, ahead of the 60% margin attained in Q2 of 1999. As we've noted before in calls, we do not report a separate development expense, but rather our cost of goods sold includes development costs as well.

                              On a profitability side, we reported operating income before amortization and stock-based compensation of $5.9 million as compared with $4 million in the second quarter of last year. As Dan said, this represents the eighth consecutive quarter of operating profitability for ZDNet.

                              Our overall operating margin of 15.2% continues to reflect the significant strides made by both our domestic and international operations. This margin percentage is up sharply from the 10% reported in Q1 of this year.

                              We continue to manage our cost base tightly as we balance needed investments across the globe with the important goal of profitable growth.

                              The US operations have contributed a little more than 90% of total revenues with an operating margin of almost 18% in the second quarter.

                              Our international business, while still in the investment mode, continues to evolve rapidly. Indeed, its revenue has grown almost 150% in the same quarter of last year and has grown about 40% from the first quarter of this year. We remain confident that we're on track to realize our goal of achieving 20% of revenue from businesses outside of the US by the end of next year.

                              Now, these results clearly demonstrate the strength and scalability of our business model to achieve accelerated profitability as revenue grows, along with our ability to execute on and replicate our successful formula in multiple segments around the world.

                              But other things have been going on. And there have been some important changes that were initiated in the second quarter as we took steps to integrate the operations of Computer Shopper and SmartPlanet within the rest of ZDNet.

                              The performance of these business units will be included in ZDNet's reported results beginning in Q3 2000. We are, however, very excited about the future prospects of these businesses and thought you might appreciate some background. I'd like Massimo to cover this area of interest for you.

Massimo De Nadai:             Thank you, Art. As many of you may know, over the
                              past several years, Computer Shopper has been impacted by the erosion of margins in the direct channel. In no small part as the result of the financial difficulties that many advertisers in this segment experienced. Although this had a negative impact on Computer Shopper's historical results, we also believe that we have now reached a plateau with a stable set of advertisers, a stable circulation base of about 500,000 subscribers and single-copy buyers, and a stable revenue expectation of more than $40 million on an annual basis.

                              Against this baseline, certainly Computer Shopper has exceeded our expectations in the quarter by reaching $11.8 million in revenues while generating some $2 million in operating income.

                              In parallel to Computer Shopper, here is some additional background and developments at SmartPlanet. SmartPlanet is an online education and training service originally pioneered by ZDNet in 1997 as a technology-specific site. The service was then turned over to Ziff-Davis Education and transformed into a consumer learning property.

                              Upon ZDNet taking responsibility for SmartPlanet in the second quarter of this year, we quickly took steps to refocus the service around technology, finance and some business-related subjects, and to re-scale the size of the operations in areas including staffing and promotional programs.

                              Thus, SmartPlanet is now on a revenue run rate of about $500,000 quarterly, and the cumulative loss in the second quarter reflected a $5.5 million one-time restructuring charge for a total loss in the quarter of $7.9 million. We believe that SmartPlanet is now on a path to become profitable in the second half of next year as we had originally announced previously.

                              Of course, we will continue to improve the efficiency of SmartPlanet in its operations and promotional efforts. And in the second half of the year, we expect continued strong performance by Computer Shopper to generate income at least sufficient to cover the additional investments that we will be making in growing SmartPlanet into a strong technology education service.

Art Fatum:                    Thanks Massimo. We're very pleased with the
                              results of the second quarter. And as we move into the second half of the year, ZDNet remains well positioned as the preeminent choice worldwide for marketers who need to reach the key buyers and influencers in the technology arena. With the planned merger with CNET, our combined companies will be in an even greater position to set the standard for information platforms all along the technology supply chain

                              With that, let me turn it back to Dan to comment further on business highlights and our proposed merger with CNET. Thanks.

Dan Rosensweig:               Thanks, Art and Massimo. As you can see from the
                              numbers and the highlights that we had another great quarter. What I'd like to do now is actually give you some information to summarize the key initiatives that highlight the core opportunities once the merger with CNET Networks is complete.

                              First, let me give you some statistics on just how large this opportunity is. Its combined companies for the second quarter would have been 30 million average daily page views, a revenue yield per 1000 pages of approximately $31, over 20 million subscriptions to various email lists and newsletters, coverage of over 300,000 products with information, pricing and availability,

                              20,000 expert reviews on technology products, over 80 daily news stories between the two companies and a combined revenue of approximately $91 million with an EBITDA of nearly $12 million in the second quarter alone. This will make us the clear leader in the most important category on the Web, which is technology.

                              Even more exciting for us, though, is the fact that each company actually approached the market from a different perspective with different strengths and builds different brands. ZDNet's initial focus was on the IT professional, leading with authoritative technology information and building out tech content portals around the world, while CNET focused on early Internet savvy and new economy enthusiasts with content and services on the Web, on TV and more recently on radio in the US.

                              CNET also was an innovator in creating search and compare capability and technical databases to create early-stage e-marketplaces. Most recently, their aggressive move further down the IT supply channels through data services and the acquisition of Apollo have positioned us, as a combined company, to play more prominent role through the $1.4 trillion IT supply chain.

                              When you overlay our assets, there's actually significantly less duplication than most people generally perceive. This will enable us to maintain our key brands and sub-brands and focus on pursuing new revenue opportunities that will result from these synergies by building new business models to leverage our critical mass and to expand our relationships with resellers, direct vendors, distributors and manufacturers.

                              While we obviously need to wait a few weeks to bring together the two veteran management teams to get into true integration discussions, we have identified and highlighted four key initiatives that we think will maximize the products and services offerings and allow us to build new revenue opportunities going into the future.

                              The first initiative is a continued focus on the IT supply chain, and our ability to create and develop efficient e-marketplaces for tens of millions of technology buyers and tens of thousands of sellers, including value-added resellers, direct vendors, distributors and manufacturers. We'll be able to position the data services group as a standardized product database and operating language to power these e-marketplaces throughout the channel.

                              The second initiative is a continued focus on growing the information and services for business users. We'll tap into ZDNet's established online resources and also leverage CNET's enterprise offerings. Our combined reach into the workplace is also a number 8 overall with 4.7 million unique visitors in June, according to Media Metrics.

                              In addition, the most recent IntelliQuest e-branding B2B study found that ZDNet was the most mentioned technology property among business influencers who were asked to name online sources for obtaining information about computer hardware. So we're extremely well positioned to take advantage of the B2B marketplace.

                              This will allow us to sign more deals like the new one we recently announced with Opus 360. This alliance will enable us to provide users access to comprehensive, project focused, consultative marketplaces and services, bringing together companies that need professional talent with database of skilled independent contractors and consultants. This will also create a new transaction-fee revenue stream for us in the year 2001.

                              The third initiative between the combined companies is to expand our reach by building on our global footprint and introducing our information and services to broader audiences throughout new platforms such as wireless.

                              ZDNet's global footprint, as I mentioned earlier, is extremely significant already in over 22 countries. We have full ownership of sites in Asia, China, France, Germany and the UK as well as equity interests in joint venture sites such as Australia, Japan, and soon-to-be-announced India. CNET Data Services has operations in 23 countries and 16 languages.

                              Our combined leadership in Western Europe is unmatched in the online technology space. In fact, in terms of traffic, ZDNet is number 1 in France, Germany and the UK versus local competitors. And when you add in ZDNet's US site and CNET's US site, we have actually a substantial lead over everybody in the space in each of those countries as users like to use all three sites.

                              Traffic growth outside the US, and our ability to begin to monetize page views, to us, looks a lot like what ZDNet looked like two years ago in the US which is a fast ramp on page views and a growing revenue base.

                              The combination of ZDNet and CNET's international capabilities, we will be able to build out world-class search and compare offerings to add to our current offerings. And then we will use this base to move further down the supply chain around the globe as we're doing already in the US. This will also leverage ZDNet's and CNET's core synergies through new technology platforms such as wireless.

                              ZDNet made significant strides in its "ZDNet
                              Everywhere" and wireless initiatives Q2. In May, we became the preferred news provider in AT&T's wireless digital pocket net service with above-the-fold placement and services on the news channel. We also signed wireless agreements with AnyDevice, OmniSky and Internet Telecom.

                              We also created a new service called ZDNet Price It!, which is a real-time price comparison and buying service for wireless device users. The Price It! service delivers anytime, anywhere shopping convenience, leveraging the strength of print, the Web and the wireless devices to achieve a new level of e-commerce functionality.

                              Our last initiative is the ad delivery innovation and direct marketing, an area that ZDNet excels in. Our in-house targeting technologies enable us to more effectively deliver our advertiser messages to our combined audiences into contextually relevant formats.

                              Based on our own internal profiling and database capabilities, we already today have over 8 million visitors profiled that have visited ZDNet at least twice in the last 30 days. So we're able to work with advertisers to design highly targeted programs that improve click-throughs and develop superior lead generation capabilities on behalf of our partners, and allow us to capture higher CPMs.

                              ZDNet is also one of the largest purveyors in direct email marketing with over 50 content-driven newsletters today. And, in Q2, we had over 5.3 million registered users and nearly 12 million subscribers or subscriptions to our emails that allowed us to send out over 100 million outbound messages per month.

                              We clearly expect to leverage the targeting and direct marketing capabilities across the entire CNET Networks once the companies merge. Working with CNET, we are also planning to extend our reach and global footprint through innovative broadband applications.

                              With over 65% of ZDNet's users having access to T1 lines or greater than 56K modem lines, we already have a large initiated and interested broadband audience. We are already in the process of creating interactive content and marketing messages through streaming videos. And we think this will be a very important platform going forward.

                              Most important to us is that the proposed merger with CNET, who already have the TV production and facilities, will allow us to build this platform very cost effectively while others will have to invest heavily in order to create this kind of content and service. So we're extremely excited about these as well as other initiatives.

                              Let me stop now and turn it over to Art to take you through the acquisition update for CNET and any information on the ZD / Key 3 Media spinout.

Art Fatum:                    Thanks, Dan. Now most of you have heard or seen a
                              lot about the merger at this point. So I'll just cover some of these things at a high level.

                              Mechanics of the transaction are as follows: A CNET subsidiary will merge into Ziff-Davis Inc. CNET Networks will then issue 50 million shares, roughly, to acquire all the outstanding shares of Ziff-Davis Inc., which includes two series of common stock, ZD and ZDZ.

                              ZDNet or ZDZ shareholders will receive about 59% of a CNET share for each ZDNet share owned. And ZD shareholders will receive approximately 34% of a CNET share for each ZD share owned.

                              As a result of the merger, CNET will acquire
                              ZDNet's worldwide Web properties, Computer Shopper Magazine, SmartPlanet, a 10% Interest in Red Herring and other investments in public and private companies.

                              Prior to closing the transaction, Ziff-Davis's events business -- Key3Media -- will be spun off. We're expecting this to happen around mid-August, once they have their financing commitments fully in place.

                              The proceeds are expected to fund a $2.50 cash dividend for Ziff-Davis or ZD shareholders. ZDNet shareholders to not receive the cash dividend or shares in Key3Media.

                              The following steps are being taken to complete the CNET transaction. First, as part of gaining Hard-Scott-Rodino approval, we made our required filings with the government earlier this week. We expect that no issues will arise, and, therefore we hope that we'll receive early HSR termination within 30 days or so.

                              Second, we're in the process of drafting our proxy and registration statement for filing with the SEC. We also need to have approval for the merger from both CNET and ZD shareholders. Softbank, the Ziff-Davis majority shareholder, has already agreed to vote for the merger.

                              In addition, CNET insiders have also agreed to vote their 22% of CNET shares outstanding in favor of the transaction. Again, we expect smooth sailing and that the transaction will be wrapped up in the fourth quarter of this year.

                              I'll pass the baton back to Dan for some closing remarks.

Dan Rosensweig:               Okay. I want to just thank everybody for joining
                              the call. ZDNet had another fantastic quarter.
                              We're very excited about the innovations and the directions that we've taken the company over the last year and a half. And we're very much looking forward to the proposed merger with the CNET
                              Networks to create a world-class new media company with huge opportunities and one of the most important categories on the Web and continued profitable growth.

                              So I thank everybody again. And if you have any questions, we'll be happy to take them.

Operator:                     At this time, I would like to remind everyone, in
                              order to ask a question, please press the number 1 on your telephone keypad.

                              Your first question comes from Mandona Hormozi.

Andrea Mitchell,
Lazard Freres:                Hey guys, great quarter. Actually this is
                              Andrea Mitchell for Mandana.

                              Couple of questions. First, the 30% of revenues coming outside of the banners/buttons, can you talk a little bit about what those revenue streams are like and also average term of advertising contacts, if you saw that change at all over the last quarter? Thank you.

Dan Rosensweig:               Thank you. On the revenue that is non-advertising
                              banners and buttons, as we talked about on last quarter's conference call, ZDNet has had a diversified revenue stream for quite some time which includes integration fees, lead generation fees, direct marketing fees, licensing fees and service fees.

                              So we are continuing to look for ways to increase our total revenue and diversify our revenue stream because we've never been dependent on just "historical advertising" as an example. In terms of your second question...

Massimo De Nadai:             From quarter to quarter, we experienced about 60%
                              of advertisers from the prior quarter continue to advertise in the subsequent quarter as well. And that is indeed what happened in the second quarter. And in fact, out of our 600 advertisers, about 300 of them were new to ZDNet as compared to the roster of advertisers that were with us in the first quarter.

Andrea Mitchell:              Thank you.

Dan Rosensweig:               Thank you.

Operator:                     Your next question comes from Tonia Pankopf.

Tonia Pankopf,
Goldman Sachs:                Dan, you mentioned that the transaction was
                              favorably received among shareholders. Could you comment upon the reaction among your advertising base to the merger with CNET? Thanks.

Dan Rosensweig:               Thank you. Shelby and I spent about a week and a
                              half on the road with investors. And we had our key personnel, Barry Briggs, Ken Evans of ZDNet,
                              Rich Marino and others at CNET Networks in conversation with our largest advertisers. And then the staffs, of course, have been fielding phone calls and making outbound phone calls, which is the way we sell, to most of our advertisers.

                              And interestingly enough, I think, to all of us was there was real genuine enthusiasm for it. The Web is a very complicated place to figure out how best to create messages, both branding and direct marketing. And the putting together of these two companies will actually give, particularly for the larger vendors, an opportunity to go over multi-platforms and with a very large unduplicated audience on the Web to get tremendous messaging. So we've had a series of phone calls from some of our largest advertisers who have already asked us to come in, explain to them what the opportunities will be so that they can look towards, you know, Q4 of this year and 2001 to sign a contract.

                              So, we've not actually had any negative feedback that we've been able to garner from our advertisers because, when you think about it, being able to reach 16.6 million on the Web through one company and for larger companies working globally now -- and many more of them are particularly with borders coming down -- that this is a great opportunity for them to have a great partner to help them be successful. So the response has been quite positive.

Operator:                     Your next question comes from Barton Crockett.

Barton Crockett,
Chase H&Q:                    Hi. I was wondering if you could talk a little bit
                              about what things look like going forward. I mean, everyone is still obviously wondering when we sort of see bottom in terms of, you know, budget cuts from Internet dot-com companies and, you know, what kind of strength we might see coming out of

                              Q3 into Q4. I was wondering if you could talk a little bit about how things are looking for Q3 and also whether you think there might be something of a turnaround in the shopping season into Q4?

Dan Rosensweig:               Obviously it's a good question, and one that a lot
                              of people are asking because a lot of consumer dot-com companies, which we never really had a relationship with who had big budgets, are obviously growing up.

                              We are, obviously, centered in the technology marketplace. And so we usually have seasonally good Q2s that we had and seasonally great Q4s that we continue to anticipate having. As we go into Q3, our visibility is much like it was into Q2. So we continue to feel comfortable with expectations that we put out at the beginning of the year.

                              You know, I do believe - I mean, one of the things that I think will actually be a positive byproduct going into the year 2001 is that a lot of the advertisers who will be long term advertisers on the Internet were actually blocked by a lot of the sort of gratuitous dot-com advertising. So it was very difficult for them to understand what worked on the Web or even find places to advertise on the Web because of the money being spent.

                              And so we anticipate going into fourth quarter and 2001 that not only the technology vendors will continue to put increasing percentages of their budget onto the Web and onto the combined networks and onto the ZDNet site, but we also expect that more consumer advertisers we're beginning to develop relationships with, like Fidelity and some of the financial services companies, are actually beginning to leverage the platform even greater.

Barton Crockett:              Okay, great. Thank you.

Dan Rosensweig:               Thank you.

Operator:                     Your next question comes from Allison Brown.

Allison Brown,
First Union Sec.:             Hi, couple quick questions. You talked briefly
                              about the 30% of revenue that comes outside of banners and buttons and I was wondering if you could talk more specifically on some of the direct marketing initiatives with the newsletters and how you're able to monetize those newsletters, how advertisers look at that and maybe what kind of rates you're getting in the newsletters versus what you get on the site?

                              And secondly, I was wondering what the breakdown in revenue was between advertising and content that you've broken out in the past, if you're going to still be breaking that out in the future? Thanks.

Dan Rosensweig:               Sure, thank you. Let me focus a little bit on the
                              direct marketing. The Holy Grail of the Web has always been one to one marketing. One to one marketing is, of course, very difficult to achieve. And you can't make a lot of money selling to one person. And nobody sells a lot of products only to one person. But the concept makes a lot of sense.

                              And with ZDNet's profiling capabilities and being able to marry that data with data from our targeting product and then being able to overlay that on our targeted email lists, we expect the direct marketing will actually come in much bigger component of the business over the next two to three years.

                              Today, we actually sell on content-based, outbound emails. We sell ad units onto those emails. We recently have added a second ad unit that is based on profiling data that allows not only just a general ad to be placed on the entire distribution of the list but a second unit could be created with a actual horizontal or vertical cut across multiple lists or within a list.

                              So as an example, if you're Compaq and you would like to reach small business customers and you want to do it through a direct marketing effort, we can actually identify, through profiling, subscribers to our list that have either read small business content on the site or who have identified themselves as being companies, as example, for 1 to 49. And so we can now overlay that across lists with second ad units.

                              So we think we've been an innovator in this area. And we think it's a very exciting growth opportunity for the company and the combined companies going forward as we sort of put these things together.

                              In the short-term, our CPMs continue to increase on direct marketing, having gone from $15 to about $65 CPM on average. So we've seen quite good growth there. And actually we sort of feel as we can cut these lists smaller we can actually get higher CPMs because the out of pocket for each vendor will be lower and the results are generally higher when you can do targeting and profiling. Hopefully that answers your question.

Allison Brown:                That was great, thanks.

Dan Rosensweig:               Thank you. Oh, the second part of your question,
                              which is the content revenue. I'm not sure that we'll continue to break it out. It's really a series of licensing agreements and content revenues that equal about 4% of our total revenues. You know, we have always anticipated that revenues other than that would be the real growth opportunity.

Operator:                     Your next question comes from Bill Lerner.

Bill Lerner,
Prudential Sec.:              Dan, a quick one for you here. I guess, given all
                              the recent noise on online privacy initiatives, whether it happens via self-regulation or legislation or both, Number 1, what's your take on how that whole issue might shake out and your sense for when? And secondly, how might you guys specifically be impacted, especially given your huge database of profiled users?

Dan Rosensweig:               Let me answer the second one first and I
                              appreciate you asking the question. We, obviously, have a very clear privacy policy that's posted on every page. And our emails are opt-in email selections as well as every single email that we send out has a very easy unsubscribe mechanism on each one.

                              In addition to that, you can actually go on now to ZDNet and go to our customer service area, put in your email address and immediately find out every list that you're on and either add lists or unsubscribe to lists.

                              Because we're a content vertical and because there's value-add with what we provide, we have found no slowdown in registration from our users. We continue to get approximately 130,000 new registrants a month onto ZDNet and a very small unsubscribe base.

                              So because we're clear, we don't sell the information off the site to anybody else, we actually utilize it through messaging that we serve through our network with messages based on content sites that we've actually had no complaints. And we don't anticipate any challenges or issues going forward as it relates to privacy because we're extremely careful with that.

                              I mean, the thing that we always remember is that our users are our critical assets. So we would never do anything that would disturb the users. And we have a great dialogue back and forth with them.

                              So from our standpoint, we've been very clear with opt-in and information and unsubscribe so we're not concerned plus we don't sell their data to anybody, nor will we.

                              And so I think how the whole issue shakes out, it's obviously a very complicated issue. There's a lot of confusion around what the privacy issues are. And we have always held that there's a difference between a content site whose brand and name is at risk versus some of the ad networks who do different things with information and demographic profiling.

                              And so I think we have a long way to go. I think the government needs to focus on issues of privacy, particularly relating to children, from our perspective. But I think the majority of self-regulation and a user's ability to be able to quickly and instantly provide information about sites that are doing the wrong things with their information will be very helpful in the short-term.

Operator:                     Your next question comes from Bob Hiler.

Bob Hiler,
First Boston:                 Hi. I have two questions for you guys. The first
                              is, looking at the United States, obviously ZDNet and CNET target different demographics and have different brands. They mean different things to different consumers ... Right?

                              As you guys move internationally - this might be too early in terms of integration to talk about, but I'm curious about it anyway. As you move internationally, do you know how you're going to handle the brands on kind of a global basis in terms of managing the CNET versus the ZDNet brand internationally?

Dan Rosensweig:               Well, I appreciate you giving me the caveat of
                              "it's still early" because it is. And obviously until we can get a chance to sit down after Hart-Scott and all the rest of that, we'll be able to find out further. But initially, ZDNet is actually the portal site outside the US. So if you look at Germany, France, the UK, there are no CNET sites as an example. Where they actually have branded CNET names, they're joint ventures through AsiaContent, which allows them to have CNET India and CNET Korea and CNET Asia.

                              In those countries we do have joint ventures ourselves or wholly-owned. So in Asia, we have ZDNet Asia that is a wholly-owned. In Korea, we have a joint venture. And we will be announcing our India joint venture shortly. In those countries we anticipate, you know, being able to leverage the multi-brand strategy, much as we did here. But the real synergies of international come from leveraging today the ZDNet brand in the portal sites in the countries like Japan and China and Germany, France and the UK and then leveraging what CNET has actually built from a technological platform of search and compare and price comparison capabilities. So that's non-branded stuff plus CNET data services, which actually solves the data problem up and down the supply chain.

                              So I anticipate initially that the ZDNet brand will be the brand in at least Western countries. I don't know whether or not we'll have multiple brands in those countries, but we anticipate for the time being building out those as being giant platforms in each of those countries.

Bob Hiler:                    That answers my first question. Can I ask my
                              second one?

Dan Rosensweig:               Yes.

Bob Hiler:                    Okay, thanks, that was a good answer. Okay,
                              looking at the number of advertisers, you picked up about 100 new advertisers this quarter. And it also looks like your kind of advertising revenue per advertiser went down slightly. So I was wondering, where did those new advertisers come from? Is that part of the international story?
                              Because that would explain where the growth came from and also the falling of the average contract value.

Dan Rosensweig:               That's exactly where it came from. I mean,
                              obviously, we continue to pick up vendors in the US. But really our strategy of being a global player is beginning to pay off in terms of the number of advertisers that we have.

                              So our international revenue, I think, as we pointed to was up 40% quarter-over-quarter as an example. And so what you'll actually see, my guess is for a time period is, if you look domestically, the contracts will get longer and deeper and richer. And if you look overall, the contracts will look like they'll be a little bit shorter and a little bit less revenue because we'll be building new relationships with new vendors around the world.

                              As I said earlier, you know, we're seeing outside the US what we saw two years ago inside the US, which is lots of small vendors putting their toe in the water, leveraging the leading platforms. And we expect to be able to take the success that we've had here and replicate it there and particularly because we're already number 1 with the local site in each of those countries and actually either number 2 or number 3 or number 4 with either the ZDNet US or the CNET US site. So you hit the nose on the head.

Bob Hiler:                    Okay and I don't know if I just missed this or you
                              didn't say. International revenues were up 40% from the last quarter. You said that, but did you break out what percent of revenues from international?

Dan Rosensweig:               No, not at this point. What we said is that
                              slightly less than 10% of our revenues come from outside the US at this point.

Bob Hiler:                    Okay, great. Thanks a lot, Dan.

Dan Rosensweig:               Thank you, Bob.

Operator:                     Your next question comes from Mark Mahaney.

Mark Mahaney,
Morgan Stanley:               I actually had a couple of international
                              questions, two of which were just asked so let me ask the third, which is that you and Shelby on your road show have talked about the overlap amongst the top 25, top 20 advertisers for each network, that it's roughly 25%. If you did that just looking at the internationally based, non-US based advertisers, I assume the overlap would be lower and maybe significantly lower than that.
                              Could you comment on that, please?

Dan Rosensweig:               Yeah, it's a good question. By the way, we're
                              having trouble hearing the questions, so if we ask you to repeat them, that's why.

                              The largest advertisers in the US, what we said was amongst, I think, the top 15 advertisers in both sites that - or the top 25 advertisers on both sites that it was less than 25% duplication which was, I guess, a surprise to us as well as to people in the marketplace.

                              Our international revenue is not significant enough at this point for many of those vendors to be in the top 25. So it really doesn't change the equation too much at this point.

Mark Mahaney:                 Okay, great, thank you.

Dan Rosensweig:               Thank you.

Operator:                     And your next question comes from Barton Crockett.

Dan Rosensweig:               Hi, Barton, again.

Barton Crockett:              Yeah, hi. I wanted to follow up on one other
                              question if I could. Could you comment a little bit more on the relationship with Willis Stein?
                              And there have been some questions out there and I know you've addressed it before in terms of saying that you expect a license agreement to continue and that maybe about 10% of the initial page views come to basically magazine Web sites. But I was wondering if you could go maybe a little bit further and give us some sense of what, if any, kind of revenues, you know, could reasonably be seen as coming from that relationship, from the content that you get and, also just comment on how comfortable you are currently with that continuing?

Dan Rosensweig:               I'm extremely comfortable with it continuing, as
                              we've said. And so we don't actually break out the revenues that way because we have very few people that just choose to buy a specific magazine Web site.
                              So it's just part of the revenue that goes across the overall network.

                              So from our standpoint, we don't break it out that way and plus we don't anticipate any changes going forward unless, you know, we believe that it's a good opportunity to change something. So I'm not sure what else we can say on the matter.

Barton Crockett:              Okay, so at this point, we basically should be
                              safe in assuming that the license agreement continues as it stands?

Dan Rosensweig:               Yep.

Barton Crockett:              Okay, great, thank you.

Operator:                     Once again, I would like to remind everyone in
                              order to ask a question, please press the number 1 on your telephone keypads.

                              There are no further questions at this time. Do you have any closing remarks?

Man: Yes I do. We are clearly excited about this merger. And we feel that the lack of duplication, the lack of overlap, the way these companies have been built differently and the enormity of the technology marketplace, the fact that the combined companies will have the number 8 position, 22% reach on the Web, have a global footprint and abilities to leverage our platforms throughout the supply chain and build revenue models, not just to the end-user or the consumer through the advertising model which remains robust, but to be able to build direct marketing revenue, integration fee revenue, service revenue and revenue further down the supply chain through business-to-business revenue and exchange revenue puts the combined companies in a wonderful position to be a significant player going forward in the years 2001, 2002 and beyond.

                              So it's great that two great companies from a position of strength and a position of profits and a position of growth are coming together to take on new challenges and new opportunities. So we very much look forward to the completion of that process, hopefully by early Q4.

                              From the ZDNet perspective, we're obviously extremely proud of the results that we had this quarter. We view them as being fantastic and eight consecutive quarters of profitability, continued growth, new innovations, new platforms, we really are excited about our future going forward.

                              So I want to thank everybody for joining the call. And we look forward to talking with you in the future. Thank you.

Operator:                     Thank you for participating in today's ZDNet
                              conference call. This call will be available for replay beginning at 8:30 pm Eastern Daylight Time through 11:59 pm Eastern Daylight Time on August
                              8, 2000. The conference ID number for the replay is 813421. That number again is 813421. The number to dial for the replay is 1-800-642-1687 or 706-645-9291.

                              Thank you...you may now disconnect.